SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
kblauch@sidley.com (212) 839 5548	FOUNDED 1866
June 1, 2012

Rolaine S. Bancroft Senior Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Morgan Stanley Capital I Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-180779)

Dear Ms. Bancroft:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of May 14, 2012.  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

The Registrant is filing its Pre-Effective Amendment No. 1 to the registration statement simultaneously with the submission of this letter.  Enclosed herewith are two courtesy copies of Pre-Effective Amendment No. 1, both of which have been marked to show changes against the Registration Statement on Form S-3 filed on April 17, 2012.  References below to page numbers in Pre-Effective Amendment No. 1 are to the marked version.

Prospectus Supplement

Risk Factors, pages S-41, 113

1.
Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-

Sidley Austin (NY) llp is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Rolaine S. Bancroft

7497.  Also, you should not present risks that are generic or could apply to any issuer or any offering.  Please revise your Risk Factors sections in both your form of prospectus supplement and base prospectus to discuss the most significant factors that make your offering speculative or risky and remove any risk factors that are generic or could apply to any issuer or any offering. See Item 503(c) of Regulation S-K. As examples only and not an exhaustive list, please consider the following risk factors:

•	“Heightened Underwriting Standards May Contribute to Losses on Commercial Loans.” Page S-41.

•	“The Related Borrowers May Have Difficulty Re-Leasing Mortgaged Properties.” Page S-48.

•	“If a Borrower Is Unable to Repay Its Loan on Its Maturity date, You May Experience a Loss.” Page S-56.

•	“The Operation of Commercial Properties is Dependent Upon Successful Management.” Page S-60.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first full risk factor on page S-59 and the first full risk factor on page S-74.  Also, please consider whether certain subsections or elements of a discussion within a risk factor are necessary, such as the bullet points in the first full risk factor on page 22 and the first full risk factor on page 40; and whether certain risk factors can be revised or combined so they are not repetitive, such as the first full risk factor on page S-54 and the last risk factor on page S-54.  We may have additional comments based upon your response and your revisions.

The staff’s requested changes have been made on pages S-37 to S-94 of the form prospectus supplement.  The risk factors have been revised to discuss only those risks that are applicable to the particular offering and to remove those that could apply to any issuer or offering.  Where applicable, risk factors have been revised to more concisely state the particular risk being addressed.  Several risk factors have also been consolidated for ease of review.

We note that we have added to the revised risk factors certain optional language and drafting prompts (denoted in brackets), which are designed to assist in tailoring the risk factors to the particular risks of the related offering.  Drafting prompts may call for specific examples relating to the transaction parties, the composition of the mortgage pool or the certificate structure, in order to provide context for the particular risk being addressed.  It is not contemplated that all risk factors would necessarily be included in

Rolaine S. Bancroft

each offering; rather, once a mortgage pool has been identified by the Registrant, it will provide investors with targeted language that relates only to risks associated with that mortgage pool and the related certificates.

No Reunderwriting of the Mortgage Loans, page S-79

2.
We note on page S-79 of the prospectus supplement you have not reunderwritten the mortgage loans and you have relied on the representations and warranties made by the mortgage loan sellers, and the applicable mortgage loan seller’s obligation to repurchase, substitute or cure a mortgage loan.  Please revise to clarify what you mean by the term “reunderwritten.”  Also, it appears that the risk factor should consider the relationship with the review that will be performed with respect to the pool assets in compliance with Securities Act Rule 193 and the related results, as appropriate.  Please revise to include such bracketed language.

The risk factor on page S-73 of the form prospectus supplement entitled “No Reunderwriting of the Mortgage Loans” has been revised to clarify the meaning of the term “reunderwritten.”  As requested by the Staff, we have also included disclosure with respect to the relationship between the related risk and the review that will be performed with respect to the pool assets in compliance with Securities Act Rule 193 and the related results.

Repurchases and Replacements, page S-87

3.
We note that under footnote one to the table found on page S-89 you state that, “MSMCH has attempted to gather information required by Rule 15Ga-1…”  Further, you indicate that you cannot be certain that you have obtained “all applicable Reporting Information” for specified reasons without unreasonable effort or expense. Your statement does not clearly indicate whether you have provided all information required by Rule 15Ga-1 that you can acquire without unreasonable effort or expense. Please revise the footnote to clearly indicate that you have provided 1) the information that you do possess or can acquire without unreasonable effort or expense and 2) a statement that fully explains why the omitted information would require unreasonable effort or expense.  Refer to Rule 15Ga-1(a)(2) and Securities Act Rule 409.

The Staff’s requested change has been made on page S-102 of the form prospectus supplement.

Exchangeable Certificates Distribution Account, page S-103

4.	Please provide us with your analysis of how the various securities and structures contemplated by the base prospectus regarding the Exchangeable and Depositable

Rolaine S. Bancroft

Certificates qualify for an exemption or exclusion from registration under the Investment Company Act.

It is contemplated that the Exchangeable and Depositable Certificates, like other certificates issued under the Registration Statement, will represent an interest in a trust that is not required to be registered under the Investment Company Act of 1940, as amended, pursuant to Section 3(c)(5)(C), because the trust will be primarily engaged in purchasing or otherwise acquiring commercial mortgage loans.  Please see the changes on page S-114 of the form prospectus supplement, where we have clarified that the Exchangeable and Depositable Certificates represent an interest in the mortgage pool and not any other security.

5.
Please tell us, with a view towards disclosure, the purposes and/or reasons why an offering would include a Depositable and Exchangeable Certificates feature and the benefits and drawbacks to investors of such a feature.

The concept of Depositable and Exchangeable Certificates are a direct response to investor demand.  An investor that wants to purchase a specified portion or ratio of several different classes of Certificates may find such a strategy to be administratively difficult to achieve due to the limited quantities of certificates available and investor interest in certain classes.  By combining the economic interests of certificates into a single class, the depositor is able to offer an investor a single certificate that accomplishes its investment strategy in one trade.  For instance, an investor may benefit from an ability to exchange separate certificates for one tradable certificate after the closing date to take advantage of movements in interest rates, as described in Response 6 below.

While the Depositable and Exchangeable structure is designed to provide greater flexibility for investors, Depositable and Exchangeable Certificates are subject to certain risks, as more fully described on page S-85 of the form prospectus supplement.  These risks mainly relate to the possibility that an investor will not be able to obtain certificates in the proportions required to effect an exchange.

6.
Please expand this discussion to describe when an exchange may occur and the possible conditions and/or limitations of the exchange feature.  We note your cross-reference to the risk factor section regarding limitations on the exchange feature, but we preliminarily believe that such disclosure is more appropriately contained within this section, which discusses the characteristics and operation of the exchange feature.

There are many reasons an investor may prefer to own (or convert into) certain classes of Depositable or Exchangeable Certificates.  As an example, a certificate purchased at par on the closing date may later trade at a discount solely due to a rise in interest rates.  The

Rolaine S. Bancroft

Depositable and Exchangeable structure might allow that investor to effectively combine that certificate with another certificate that pays interest-only, and thereby hold a combined certificate that trades closer to par.  In this case, and as discussed in Response 5 above, the Depositable and Exchangeable structure facilitates trades that the investor might otherwise engineer but at greater cost and effort.

Please see the changes on pages S-114 and S-115 of the form prospectus supplement in response to the request to relocate the discussion regarding limitations on the exchange feature.

7.
We note that the paying agent will be required to establish an account, held in trust, for the benefit of the holders of the “Exchangeable Certificates.”  Please expand your discussion to disclose where the account will be established and the features and terms of the account.

Please see the changes on page S-114 of the form prospectus supplement for a further description of the Exchangeable Certificates Distribution Account, including where the account will be required to be established and the features and terms of the account.

8.
We note that you are registering both fixed-rate securities and floating-rate securities.  With a view towards disclosure, please explain to us how you can ensure that the aggregate principal and annual interest will equal that of the exchanged security if a tranche includes floating-rate securities that are exchangeable for fixed-rate securities.

Payments on floating rate certificates issued by a trust would be made from either (a) payments on adjustable rate mortgage loans or (b) payments on fixed rate loans together with floating rate payments made by a counterparty under an interest rate swap.  If the Registrant were to issue certificates with these features, then a condition of the exchange would be that the principal and interest entitlements of the class or classes of floating-rate certificates would equal the principal and interest entitlements of the fixed-rate certificates.

[The Mortgage Backed Securities (MBS)], page S-140

9.
We note that you contemplate that the pools may include “mortgage pass-through certificates or other mortgage backed securities”.  Please clarify in this section, and throughout your filing, whether the underlying mortgage backed securities will be supported by residential mortgages, commercial mortgages or both.  Further, if you are intending to include underlying securities supported by residential mortgages, please consider whether other revisions are required to your filing to clarify this fact, such as whether your risk factors adequately convey the most significant factors that would make

Rolaine S. Bancroft

your offering, if they included mortgage backed securities backed by residential mortgages, speculative or risky.

No mortgage backed securities included in a trust will represent an interest in single family mortgage loans.  The prospectus and form prospectus supplement have been revised throughout to clarify that only commercial mortgage backed securities may be included in a trust.

10.
We note your disclosure on page 70 of the base prospectus regarding underlying mortgage backed securities. Please revise this section of the prospectus supplement to discuss whether the MBS added to the pool will be compliant with Securities Act Rule 190.  Also, revise your prospectus  supplement, as appropriate, to indicate that you will provide updated and current information about the underlying securities.  Note that not all items of disclosure required at the time of offering a security that includes MBS are available through incorporation by reference of Exchange Act Reports, such as how the underlying securities were acquired. See fn. 279 of the 2010 Regulation AB Proposing Release (SEC Release 33-9117) and fn. 193 of the 2004 Regulation AB Adopting Release (SEC Release 33-8518).

The Staff’s requested changes have been made on page 53 of the prospectus and page S-147 of the form prospectus supplement.  As described under “Description of the Trust Funds—Commercial Mortgage Backed Securities,” mortgage-backed securities included in any trust are expected to be compliant with Securities Act Rule 190.

Appendix VI – Exceptions to Mortgage Loan Representations and Warranties

11.
Please advise as to the purpose of Appendix VI, and in particular, whether this Appendix is intended to provide, in whole or in part, the disclosures required under Item 1111(a)(8) of Regulation AB.  If this Appendix is meant to provide disclosures required under Item 1111(a)(8), please revise this Appendix to include all information required by Item 1111(a)(8), such as the entity that determined to include the asset in the pool despite not having met disclosed underwriting standards.  If not, please advise as to where you will provide disclosure required by Item 1111(a)(8) of Regulation AB.

The purpose of Appendix VI is to disclose to investors the exceptions to the representations and warranties that each mortgage loan seller makes with respect to the mortgage loans pursuant to the mortgage loan purchase agreement and is not intended to provide the disclosure required under Item 1111(a)(8) of Regulation AB.  If any assets in a mortgage pool deviate from any applicable mortgage loan seller’s disclosed underwriting criteria or other criteria or benchmark used to evaluate the assets, then that disclosure will be included under “Summary of Prospectus Supplement—Information

Rolaine S. Bancroft

About the Mortgage Pool—Characteristics of the Mortgage Pool—Certain Variances from Underwriting Standards” and a section entitled “Exceptions to Underwriting Standards” with respect to the relevant mortgage loan seller under “Transaction Parties—The Sponsor[s], Mortgage Loan Seller[s] and Originator[s].”  We have revised the disclosure on page S-96 of the prospectus supplement to clarify that the exceptions to the representations and warranties on Appendix VI do not relate to the exceptions to the disclosed underwriting standards

Item 16. Exhibits, page II-2

12.
We note that Exhibit 5.1, which you intend to contain the opinion of Sidley Austin LLP with respect to legality and certain tax matters, will be filed by amendment.  We may have further comment once Exhibit 5.1 is filed.

The opinion of Sidley Austin LLP is included in this filing as Exhibit 5.1.

Other

13.
Tell us what consideration you have given to the pending case regarding the application of the Trust Indenture Act and mortgage backed certificates and what information you will include in prospectus supplements as the case progresses.

The section entitled “Description of the Offered Certificates—Amendments to the Pooling and Servicing Agreement” beginning on page S-135 of the form prospectus supplement has been revised to include a description of the pending case and a description of the amendments that may be entered into applying to the pooling and servicing agreement under the Trust Indenture Act.  As described in that section, the pooling and servicing agreement will provide that if the depositor, upon consultation with the trustee, determines that the Trust Indenture Act applies to the pooling and servicing agreement or that qualification under the Trust Indenture Act or any similar federal statute is required, the pooling and servicing agreement will be amended without the consent of any certificateholder to the extent necessary to comply with the Trust Indenture Act.

Rolaine S. Bancroft

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Kevin C. Blauch
Kevin C. Blauch

cc:           James Lee
Morgan Stanley Capital I Inc.

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